SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Announcement (Continuing Connected Transaction with China Mobile Communications Corporation - Network Capacity Leasing Agreement), dated December 29, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 30, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION WITH

CHINA MOBILE COMMUNICATIONS CORPORATION

NETWORK CAPACITY LEASING AGREEMENT

In accordance with the requirements of the PRC Government to deepen the reform of the structure of the telecommunications sector and to promote self-innovation, as well as in compliance with the arrangement made by relevant PRC government departments, CMCC has, since the beginning of 2007, commenced the construction of the TD-SCDMA trial network and owns the TD Network Capacity and related assets.

In preparation for the TD-SCDMA business, the Company and CMCC entered into the Network Capacity Leasing Agreement on 29 December 2008, pursuant to which the Company and its operating subsidiaries will lease the TD Network Capacity from CMCC and pay Leasing Fees to CMCC. The term of the Network Capacity Leasing Agreement is one year and the agreement can be renewed if the parties so wish. The Leasing Fees shall be determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The amount of the Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement for the year ending 31 December 2009 is expected not to exceed RMB1,000,000,000 (equivalent to approximately HK$1,135,408,861). Accordingly, this amount is set as the annual cap for the transaction under the Network Capacity Leasing Agreement for the year ending 31 December 2009.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the Network Capacity Leasing Agreement is below 2.5%, the Network Capacity Leasing Agreement is subject to the reporting and announcement requirements only and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Network Capacity Leasing Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

BACKGROUND

In accordance with the requirements of the PRC Government to deepen the reform of the structure of the telecommunications sector and to promote self-innovation, as well as in compliance with the arrangement made by relevant PRC government departments, China Mobile Communications Corporation (“CMCC”), the ultimate controlling shareholder of the Company holding indirectly approximately 74.25% of the total issued and outstanding share capital of the Company, has, since the beginning of 2007, commenced the construction of the TD-SCDMA trial network in various cities in the PRC. CMCC is therefore the owner of the TD-SCDMA network capacity (“TD Network Capacity”) and related assets.

NETWORK CAPACITY LEASING AGREEMENT

Date:	29 December 2008

Parties:	CMCC (the lessor)

the Company (the lessee)

CMCC currently owns the network capacity and the related assets which are necessary for the operation of the TD-SCDMA business, including, amongst others, wireless networks, wireless accessories and the specific operation platform for the TD-SCDMA business. In preparation for the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into a leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC on 29 December 2008, pursuant to which the Company and its operating subsidiaries will lease the TD Network Capacity from CMCC and pay leasing fees (the “Leasing Fees”) to CMCC. The Network Capacity Leasing Agreement shall take effect from 1 January 2009. The term of the Network Capacity Leasing Agreement is one year and the agreement can be renewed if the parties so wish.

The Company shall pay the Leasing Fees, which are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Leasing Fees shall be calculated using the following formula:

Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period X the average usage of the TD-SCDMA network during the period;

the costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

the average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the operating subsidiaries.

The Leasing Fees are payable on a monthly basis in cash. Based on the existing scale of the TD- SCDMA network and the expected development of the TD-SCDMA business, the amount of Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement for the year ending 31 December 2009 is anticipated not to exceed RMB1,000,000,000 (equivalent to approximately HK$1,135,408,861). Accordingly, this amount is set as the annual cap for the transaction contemplated under the Network Capacity Leasing Agreement for the year ending 31 December 2009.

The directors (including independent non-executive directors) of the Company (the “Directors”) are of the view that the transaction under the Network Capacity Leasing Agreement is in the ordinary and usual course of business of the Company and the terms of the Network Capacity Leasing Agreement reflect normal commercial terms. The Directors are also of the view that the terms of, and the proposed annual cap for, the transaction under the Network Capacity Leasing Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transaction contemplated under the Network Capacity Leasing Agreement constitutes continuing connected transaction for the Company under Rule 14A.34 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The transaction under the Network Capacity Leasing Agreement will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the Network Capacity Leasing Agreement, is on an annual basis, below 2.5%, the Network Capacity Leasing Agreement is subject to the reporting and announcement requirements only and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

Details of the Network Capacity Leasing Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other transactions with CMCC prior to the entering into of the Network Capacity Leasing Agreement which required aggregation with the Network Capacity Leasing Agreement under Rule 14A.25 of the Listing Rules.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in China.

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at HK$1= RMB0.88074. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 29 December 2008

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors.

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